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                                                                      EXHIBIT 11


                     McDonald Investments Inc. Letterhead



February 15, 2000

PERSONAL AND CONFIDENTIAL
-------------------------

Board of Directors
American Precision Industries Inc.
2777 Walden Avenue
Buffalo, NY 14225

Ladies and Gentlemen:

     You have requested our opinion as to the fairness, from a financial point of view, to the shareholders of American Precision Industries Inc. (the "Company") of the Consideration (as defined below) to be received by the Company pursuant to the Agreement and Plan of Merger dated as of February 15, 2000 (the "Agreement") by and among Danaher Corporation ("Danaher"), API Acquisition Corporation, a wholly-owned subsidiary of Danaher ("Merger Sub") and the Company.

     Pursuant to the Agreement, and subject to the terms and conditions set forth therein, Danaher will promptly cause Merger Sub to commence a tender offer (the "Offer") for all of the Company's issued and outstanding shares of Common Stock, par value $.66 2/3 per share (the "Common Stock") together with associated preferred share purchase rights issued pursuant to an Amended and Restated Rights Agreement dated as of January 29, 1999 at a price of $19.25 per share in cash (the "Offer Price"). Upon completion of the Offer, and subject to the terms and conditions set forth in the Agreement, Merger Sub will be merged with and into the Company (the "Merger"), all issued and outstanding shares (except shares held in treasury, shares owned by Danaher or Merger Sub and shares as to which appraisal rights have been perfected in accordance with applicable provisions of Delaware law) will be converted into the right to receive a cash payment in the amount of $19.25 per share (the "Merger Price," and, collectively with the Offer Price, the "Consideration").

     McDonald Investments Inc., as part of its investment banking business, is customarily engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.
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Board of Directors
February 15, 2000
Page 2

     In connection with rendering this opinion, we have reviewed and analyzed, among other things, the following: i the Agreement, including the exhibits and schedules thereto; ii certain publicly available information concerning the Company, including Annual Reports on Form 10-K of the Company for the years ended December 31, 1995, 1996, 1997 and 1998 and the Quarterly Reports on Form 10-Q of the Company for the quarters ended September 30, 1998, March 31, 1999, June 30, 1999 and September 30, 1999; (iii) certain other internal information, primarily financial in nature, including projections, concerning the business and operations of API furnished to us by management for the purposes of our analysis; (iv) certain publicly available information with respect to certain other companies that we believe to be comparable to API and the trading markets for certain of such other companies' securities; (v) visited selected Company manufacturing and development facilities as well as interviewed members of the Company's senior management team and (vi) certain publicly available information concerning the nature and terms of certain other transactions that we consider relevant to our inquiry. We have also met with certain officers and employees of the Company to discuss the business and prospects of the Company, as well as other matters we believe relevant to our inquiry.

     In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided us or publicly available and have assumed and relied upon the representations and warranties of the Company and Danaher contained in the Agreement. We have not been engaged to, and have not independently attempted to, verify any of such information. We have also relied upon the management of the Company as to the reasonableness and achievability of the financial and operating projections (and the assumptions and bases thereof) provided to us and, with your consent, we have assumed that such projections reflect the best currently available estimates and judgements of the Company's management. We have not been engaged to assess the reasonableness or achievability of such projections or the assumptions on which they were based and express no view as to such projections or assumptions. In addition, we have not conducted a physical inspection or appraisal of any of the assets, properties or facilities of the Company nor have we been furnished with any such evaluation or appraisal. We have also assumed that the conditions to the transaction as set forth in the Agreement would be satisfied and that the transaction would be consummated on a timely basis in the manner contemplated by the Agreement.

     It should be noted that this opinion is based on economic and market conditions and other circumstances existing on, and information made available as of, the date hereof and does not address any matters subsequent to such date. In addition, our opinion is, in any event, limited to the fairness, as of the date hereof, from a financial point of view, to the holders of the Company's Common Stock of the Consideration and does not address the Company's underlying business decision to effect the transactions contemplated by the Agreement or any other terms thereof.

     We have acted as financial advisor to the Company in connection with the transactions contemplated by the Agreement and will receive from the Company a fee for our services, a significant portion of which is contingent upon the consummation of the transactions
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Board of Directors
February 15, 2000
Page 3

contemplated thereby, as well as the Company's agreement to indemnify us under certain circumstances. We will also receive a fee for rendering this opinion.

     In the ordinary course of our business, we may actively trade securities of the Company and Danaher for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     It is understood that this opinion is directed to the Board of Directors of the Company and may not be disclosed, summarized, excerpted from or otherwise publicly referred to without our prior written consent. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether such shareholder should tender or refrain from tendering shares of Common Stock pursuant to the Offer or as to how such shareholder should vote at the stockholders' meeting held in connection with the Merger.

     Based upon and subject to the foregoing and such other matters as we consider relevant, it is our opinion that as of the date hereof, the Consideration to be received in the Offer and the Merger, considered as a single transaction, is fair, from a financial point of view, to the holders of the Company's Common Stock.


                                      Very truly yours,

                                      /s/ McDonald Investments Inc.

                                      McDONALD INVESTMENTS INC.